SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-52161

CUSIP NUMBER 571151109

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: October 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

PART I

REGISTRANT INFORMATION

Jammin Java Corp.

Full Name of Registrant

 Former Name if Applicable

8200 Wilshire Boulevard, Suite 200

 Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90211

 City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Jammin Java Corp. (the “Company”) has experienced a delay in the preparation and review of its Quarterly Report on Form 10-Q for the period ended October 31, 2012 (the “Form 10-Q”). This delay could not be avoided without unreasonable effort or expense. The Registrant anticipates that the Form 10-Q will be filed no later than during the prescribed extension period.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anh Tran	(323) 556-0746
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

The Company is expected to report sales revenues for the three and nine months ended October 31, 2012 of $536,055 and $1,405,154, respectively, increases of $409,269 and $1,206,671 for the three and nine months ended October 31, 2011, respectively. These increases were primarily the result of the Company’s implementation of its multichannel distribution and sales strategy. The Company is also expected to report that it has incurred a net loss of $944,742 and $2,825,153 for the three and nine months ended October 31, 2012, respectively, compared to $894,636 and $1,559,847 for the three and nine months ended October 31, 2011, respectively. The principal reasons for the increased net loss are: (i) sales of the Company’s products have not caught-up with the expenses involved in connection with putting in place the Company’s multichannel distribution and sales plan; (ii) compensation expenses necessary to incentivize management; (iii) selling expenses incurred in connection with raising necessary working capital; and (iv) professional fees, including those necessary to comply with rules and regulations applicable to a U.S. public reporting company.

Jammin Java Corp.

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 17, 2012	By:	/s/ Anh Tran
President, Secretary and Treasurer

FORWARD LOOKING STATEMENTS

This filing includes “forward-looking statements” that involve risks and uncertainties, as well as assumptions that, if they prove incorrect or never materialize, could cause our results to differ materially and adversely from those expressed or implied by such forward-looking statements. Such forward-looking statements include, but are not limited to any statements, predictions and expectations regarding our sales revenue, net losses and operations, our expectations regarding the timing and timeliness of any future filings with the Securities and Exchange Commission, our financial condition or prospects, and any other statement that is not historical fact. Forward-looking statements are often identified by the use of words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “continue,” “expect,” “believe,” “anticipate,” “estimate,” “predict,” “potential,” “plan,” “seek” and similar expressions and variations or the negativities of these terms or other comparable terminology.

These forward-looking statements are based on the expectations, estimates, projections, beliefs and assumptions of our management based on information currently available to management, all of which is subject to change. Such forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and could cause actual results to differ materially from those stated or implied by our forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified under “Risk Factors” in our Annual Report on Form 10-K for Fiscal 2011 and in our subsequent filings with the Securities and Exchange Commission made prior to or after the date hereof. We undertake no obligation to revise or update publicly any forward-looking statements to reflect events or circumstances after the date of such statements for any reason except as otherwise required by law.